FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2025
Commission File Number: 001-42186

BloomZ Inc.
Cricket Square, Hutchins Drive, P.O. Box 2681
Grand Cayman, KY1-1111, Cayman Islands
(Address of principal executive offices)


PIPE Financing Agreement Update
BloomZ Inc. hereby reports that its Board of Directors held a meeting on May 15, 2025, during which it approved a $50 million capital raise through a Private Investment in Public Equity (PIPE) transaction under Regulation
S of the Securities Act of 1933.
Pursuant to this transaction, the Company will issue up to 357,142,857 ordinary shares at a purchase price of $0.14 per share, over a 90-day issuance period. This transaction is conducted in accordance with Nasdaq
 Listing Rule 5635(d), with no warrants, convertible securities, or price-adjustment mechanisms involved.
The securities are being offered outside the United States to non-U.S. persons. The Board has delegated the negotiation and execution of the Securities Purchase Agreement and all related procedures to Mr. Makoto Nakade.
The Company undertakes to file updates on the PIPE transaction and related share issuances as material developments occur.

A copy of the Board Resolution is attached to this Form 6-K as Exhibit 99.1.

Exhibits
99.1 board_resolution_pipe_may15


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BloomZ Inc.

Ryoshin Nakade
Co-Chairman and Co-CEO
May 15, 2025